                                                     Filed pursuant to 424(b)(1)
                                              relating to Registration Statement
                                                                   No. 333-40698

PROSPECTUS

THQ INC.
27001 Agoura Road, Suite 325
Calabasas Hills, California 91301
(818) 571-5000


                         111,013 SHARES OF COMMON STOCK

This prospectus relates to the resale, from time to time, by the selling shareholders named in this prospectus of up to 111,013 shares of our common stock. We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus. The price to the public for the shares and the proceeds to the selling shareholders will depend upon the market price of such securities when sold.


SEE "RISK FACTORS" ON PAGE 3 FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY YOU BEFORE YOU INVEST IN OUR COMMON STOCK.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                    This prospectus is dated July 25, 2000.


                                TABLE OF CONTENTS
                                                                                              PAGE
Where You Can Find More Information.............................................................2
Cautionary Statement Regarding Forward-Looking Statements.......................................3
Risk Factors....................................................................................3
The Company....................................................................................10
Use of Proceeds................................................................................10
Selling Shareholders...........................................................................10
Plan of Distribution...........................................................................11
Legal Proceedings..............................................................................12
Legal Matters..................................................................................13
Experts........................................................................................13


WHERE YOU CAN FIND MORE INFORMATION

               We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

               The SEC allows us to "incorporate by reference" the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The documents incorporated by reference contain important business and financial information about us that is not included in this prospectus. Information that we file with the SEC after the date of the initial registration statement and prior to effectiveness of the registration statement as well as after the date of this prospectus will automatically update and supersede that information. Accordingly, we incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares are sold:

- Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000.

- Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999.

- Current Reports on Form 8-K dated March 21, 2000 and June 22, 2000; and

- The description of the common stock contained in the Registration Statement on Form 8-A filed on September 23, 1991.

       You may request a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

     THQ Inc.
     27001 Agoura Road, Suite 325
     Calabasas Hills, California  91301
     Attention:  Vice President -
                 Finance and Administration
     (818) 871-5000

               You should rely only on the information provided or incorporated by reference in this prospectus or in any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other that than the date on the front of those documents.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

               Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 define the concept of "forward-looking statements." Our filings with the SEC, our press releases and our other public statements may include, or may incorporate by reference, certain statements that may be deemed "forward-looking statements." This may include all statements relating to our objectives, strategies, plans, intentions and expectations. It also may include all statements, other than statements of historical facts, that address actions, events or circumstances that we expect, believe or intend will occur in the future.

               We make no promise to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical results or those implied by the forward-looking statements.


                                  RISK FACTORS

               You should carefully consider the following risk factors before deciding to acquire shares of our common stock:

WE MUST CONTINUE TO DEVELOP AND SELL NEW TITLES IN ORDER TO REMAIN PROFITABLE.

               Our historical profitability has directly resulted from our ability to timely develop and sell successful new titles for use on various platforms. We cannot assure you that we will be able to secure the rights to new titles at a rate that will maintain our current development and release schedule, that we will be able to release new titles by the dates we have scheduled, or that all of our scheduled titles will ever be released. If the revenues from our new titles fail to replace declining revenues from existing titles, our revenues and profits would be materially and adversely affected.

               While we develop a limited number of games for which no license is required, the development of most of our new games is dependent upon our ability to identify and license desirable properties. Examples of properties that we seek to license are entertainment projects, such as movies, television programs and arcade games; sports and entertainment personalities; and popular sports, fads or concepts that have high public visibility or recognition or that reflect the trends of popular culture. The inability to renew successful licenses could limit our economic success.

               Consumer preferences for games are difficult to predict, and even the most successful titles remain popular for only limited periods of time, often less than six months. The life cycle of a game generally consists of a relatively high level of sales during the first few months after introduction, followed by a decline in sales. Accordingly, substantially all of our net sales for a particular year are generated by titles released in that year and in the latter part of the prior year. In some instances, a sales decline may also be accompanied by decreasing sales prices, which may result in credits or allowances to our customers.

               In addition, the development cycle for new titles is long, typically ranging from nine to 24 months. In order to distribute a product, we must develop the necessary game software, obtain approval from the manufacturer and produce the initial order of cartridges or CD-ROMs. During the development cycle, the market appeal of a title may decline.

WE RELY ON EXTERNAL DEVELOPERS FOR THE DEVELOPMENT OF MANY OF OUR TITLES.

               Although we have several titles in development by our internal studios, many of our titles are developed by third party developers. A delay in the work performed by third party developers may result in delays in product releases. The future success of many of our titles will depend on our continued ability to maintain proven relationships and obtain developer agreements on favorable terms with skilled third party developers. We cannot guarantee that we will be able to establish or maintain relationships with third party developers.

CUSTOMER ACCOMMODATIONS OR UNSALEABLE INVENTORY COULD ADVERSELY AFFECT OUR EARNINGS.

               We sometimes negotiate accommodations to retailers or distributors when demand for specific games falls below expectations, in order to maintain our relationships with our customers. These accommodations include our not requiring that all booked orders be filled. We also negotiate price discounts, credits against future orders and the return of products with our customers.

               Although we believe that the reserves that we have established for customer accommodations are adequate, there is the possibility that actual customer accommodations could exceed our reserves. The effect of this would be a reduction in our earnings. We cannot predict the amount or nature of accommodations that will be provided to our customers in future periods.

               We have established reserves for slow-moving or obsolete inventory. An unsuccessful title would require that we increase the reserve for that title or that we write down the inventory for that title to its estimated net realizable value. We work to minimize this risk by communicating frequently with our customers and by attempting to accurately forecast retailer and consumer demand for each of our titles. However, this can be often difficult to accomplish, especially for games for the Nintendo platforms, since there is a 30 to 60-day manufacturing cycle for these cartridge-based products.

OVER 58% OF OUR SALES ARE MADE TO OUR TEN LARGEST CUSTOMERS. WE COULD BE ADVERSELY AFFECTED IF ANY OF THEM REDUCED OR TERMINATED THEIR PURCHASES FROM US OR DID NOT PAY THEIR OBLIGATIONS TO US.

               Sales to our ten largest customers collectively accounted for approximately 67% of our gross sales in 1997, 65% of our gross sales in 1998 and 58% of our gross sales in 1999. Our largest single customer is Wal-Mart. Wal-Mart accounted for 17% of our net sales in 1999, as compared to 19% in 1998.

               We have no written agreements or other understandings with any of our customers that relates to future purchases, so purchases by these customers or any others could be reduced or terminated at any time. A substantial reduction or a termination of purchases by any of our largest customers would have a material adverse effect on us.

               Our sales are typically made on credit, with terms that vary depending upon the customer and other factors. Normally we do not hold any collateral to secure payment by our customers, and currently we do not factor any of our receivables. While we attempt to carefully monitor the creditworthiness of our customers and distributors, we bear the risk of their inability to pay our receivables and of any delay in payment. A business failure by any of our largest customers would have a material adverse effect on us, as could a business failure by any of our distributors or other retailers.

THE DEVELOPMENT AND MARKETING OF PC TITLES DIFFER FROM CONSOLE TITLES AND ENTAIL ADDITIONAL RISKS.

               We have less experience developing and marketing PC titles than games for consoles. The development and marketing of PC games subjects us to some different risks than those we encounter in connection with console games. These risks include the ability to accurately predict which titles have appeal to the purchasers of games for PC's, greater reliance on distributors in order to obtain retail distribution, and higher retailer returns experienced for PC games. We cannot assure you that we will be able to successfully develop and market titles for the PC market.

WE CANNOT PUBLISH OR MANUFACTURE TITLES WITHOUT MANUFACTURERS' APPROVAL. OUR ABILITY TO CONTINUE TO DEVELOP AND MARKET SUCCESSFUL CONSOLE TITLES IS DEPENDENT ON THE MANUFACTURERS CONTINUING TO DO BUSINESS WITH US.

               We are wholly dependent on the manufacturers and our non-exclusive licenses with them, both for the right to publish titles for their platforms and for the manufacture of our products for their platforms. Our existing platform licenses for Dreamcast, PlayStation, Game Boy Color and Nintendo 64 require that we obtain approval for the publication of new games on a title-by-title basis. We expect that licenses for the next generation of platforms will contain similar provisions. As a result, the number of titles we are able to publish for these platforms, and thus our revenues from titles for these platforms, may be limited.

               We currently have good relationships with the manufacturers. However, should any manufacturer choose not to renew or extend our license agreement at the end of its current term, or if any manufacturer were to terminate our license for any reason, we would be unable to publish additional titles for that manufacturer's platform.

               Each of the manufacturers is the sole source for the fabrication of the products we publish for that manufacturer's platforms. Each platform license provides that the manufacturer may change prices for products at any time and includes other provisions that give the manufacturer substantial control over our release of new titles.

               Since each of the manufacturers is also a publisher of games for its own platforms, and also manufactures products for all of its other licensees, a manufacturer may give priority to its own products or those of other publishers in the event of insufficient manufacturing capacity. We could be materially and adversely affected by unanticipated delays in the delivery of products.

IF WE NEEDED TO WRITE OFF PREPAID ROYALTIES OR CAPITALIZED DEVELOPMENT COSTS IN EXCESS OF THE AMOUNTS WE HAVE RESERVED, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

               We typically enter into agreements with licensors of properties and developers of titles that require advance payments of royalties and/or guaranteed minimum royalty payments; in addition, the THQ/JAKKS Pacific, LLC Agreement requires minimum guaranteed payments to JAKKS Pacific, Inc. We cannot assure you that the sales of products for which such royalties are paid or guaranteed payments are made will be sufficient to cover the amount of these required payments.

               We capitalize our advances to developers on our balance sheet as a part of "prepaid royalties." We analyze all of our capitalized costs quarterly, and we take write-offs when, based on our estimates, future individual product contribution will not be sufficient to recover our investment.

WE HAVE RECENTLY EXPANDED OUR FOREIGN DISTRIBUTION ACTIVITIES THROUGH THE ACQUISITION OF RUSHWARE. INCREASED DISTRIBUTION ACTIVITIES AND FOREIGN OPERATIONS SUBJECTS US TO CERTAIN RISKS.

               In December 1998, we acquired Rushware Microhandelsgesellschaft GmbH and its subsidiaries, Softgold Computerspiele GmbH and ABC Spielspass GmbH. Rushware is a leading German distributor of interactive entertainment software for PC's, and will serve as our distributor and publisher in Germany and other German-speaking countries. We believe this acquisition will significantly increase both the proportion of our business that consists of the distribution of products published by other companies and the proportion of our foreign sales that are made in German-speaking countries.

               The increase in our distribution activities and foreign operations subject us to the following risks, and may entail other risks:

               - The distribution business generally operates on lower gross margins than the publishing business, and thus may require a greater level of sales in order to cover overhead.

               - We will have to maintain inventories of other companies' products.

               Rushware has a license for the exclusive right to continue distributing, through August 1, 2000, the PC and PlayStation products developed and published by LucasArts in German-speaking Europe.

               Rushware's license agreement with LucasArts has contributed a substantial portion of Rushware's sales in the past and is expected to do so in 2000. The termination or non-renewal of Rushware's license agreement with LucasArts would have a material effect on Rushware's sales and profitability.

               As a result of this acquisition and our other efforts to increase our foreign sales, foreign sales accounted for a greater portion of our net sales in 1999 than in the past. Foreign sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and other barriers, difficulties in staffing and managing foreign operations, and possible difficulties collecting foreign accounts receivable. These factors or others could have an adverse effect on our future foreign sales or the profits generated from these sales.

               Sales generated by Rushware will generally be denominated in Deutsche marks or European Currency Units ("euros"). To the extent our foreign sales are not denominated in U.S. dollars, our sales and profits could be materially and adversely affected by foreign currency fluctuations.

OUR REVENUES FLUCTUATE DUE TO SEASONAL DEMAND AND THE NATURE OF THE INTERACTIVE ENTERTAINMENT BUSINESS.

               We have experienced, and may continue to experience, significant quarterly fluctuations in net sales and operating results. The interactive entertainment market is highly seasonal, with sales typically significantly higher during the fourth quarter, due primarily to the increased demand for games during the year-end holiday buying season. Other factors that cause fluctuations include:

               -      the timing of our release of new titles;

               - the popularity of both new titles and titles released in prior periods;

               -      changes in the mix of titles with varying profit margins;

               -      the timing of customer orders;

               -      the timing of shipments by the manufacturers;

               - fluctuations in the size and rate of growth of consumer demand for titles for different platforms; and

               - the timing of the introduction of new platforms and the accuracy of retailers' forecasts of consumer demand.

               We may not be able to maintain consistent profitability on a quarterly or annual basis.

THE INTERACTIVE ENTERTAINMENT INDUSTRY GENERATES SIGNIFICANT COMPETITION FOR EMPLOYEES. WE MUST ATTRACT AND RETAIN KEY EMPLOYEES TO IMPLEMENT OUR BUSINESS STRATEGY.

               We rely to a substantial extent on the management, marketing, sales, technical and software development skills of a limited number of employees to formulate and implement our business plan, including the development of our titles. Our success depends upon, to a significant extent, our ability to attract and retain key personnel. Competition for employees can be intense and the process of locating key personnel with the right combination of skills is often lengthy. The loss of services of key personnel could have a material adverse effect on us. The officers with whom we have employment agreements are Brian J. Farrell, our President and Chief Executive Officer, Jeffrey C. Lapin, our Vice Chairman, C. Noah Davis, our Chief Technology Officer, Don Traeger, President of Pacific Coast Power & Light Company, Dennis Harper, Vice President - Product Development of Pacific Coast Power & Light Company, and Shawn Broderick, President of Genetic Anomalies, Inc.

OUR FAILURE TO TIMELY DEVELOP TITLES FOR NEW PLATFORMS THAT ACHIEVE SIGNIFICANT MARKET ACCEPTANCE, OR TO MAINTAIN NET SALES THAT ARE COMMENSURATE WITH PRODUCT DEVELOPMENT COSTS, WOULD HAVE A MATERIAL ADVERSE EFFECT ON US.

               The interactive entertainment industry has experienced periods of significant growth in consumer interest, followed by periods in which growth has substantially declined. Our sales are dependent, among other factors, on the popularity and unit sales of the game platforms of the various manufacturers. The popularity of the consoles marketed by the manufacturers has experienced wide fluctuations. Unexpected declines in the popularity of a particular platform can be expected to have a material adverse effect on consumer demand for titles released or scheduled for release for that platform.

               The interactive entertainment industry is characterized by rapid technological change. As a result, we must continually anticipate and adapt our offerings to emerging platforms and evolving consumer preferences. The development of titles for new platforms requires substantial investment. Generally, these development efforts must occur well in advance of the release of new platforms in order to introduce titles on a timely basis following the release of such platforms. The development and marketing of titles for new platforms may require greater financial and technical resources than have prior development and marketing efforts.

               The introduction of new technologies, including new platforms such as Sega's Dreamcast, Sony's PlayStation 2, Nintendo's "Dolphin" and Microsoft's X-Box, could materially affect our business. The new platforms for which we develop titles may not achieve market acceptance. We anticipate it will be more costly to develop titles for the new platforms. Our development efforts with respect to such new platforms may not lead to marketable titles or titles that generate sufficient revenues to recover their development and marketing costs. This risk can be expected to increase in the future, as continuing increases in development costs require corresponding increases in net sales in order for us to maintain profitability.

               The introduction of new platforms and technologies can render existing titles obsolete and unmarketable. More commonly, as more advanced platforms are introduced, consumer demand for titles for older platforms diminishes. We cannot assure you that, as a result of such reduced consumer demand for titles on older platforms, our titles for such platforms will generate sufficient sales to make such titles profitable.

               A number of our competitors have developed or are currently developing games for use by consumers over the Internet. We will be releasing our first on-line game, which is currently in development by our recently acquired studio, Genetic Anomalies, Inc., in mid-2000. We cannot be assured that our approach to on-line games will meet with customer acceptance. While we believe that the market for these games has not had a material effect on the sales of our products, future increases in the availability of such games or technological advances in these games or the Internet could result in a decline in platform-based games and thus have a material adverse effect on us.

WE COULD BE ADVERSELY AFFECTED BY THE UNAUTHORIZED COPYING OF OUR GAMES.

               As a result of the proprietary rights of the manufacturers and the efforts taken by the manufacturers to protect their rights, we do not believe that there is a material amount of unauthorized copying of our products. However, unauthorized production occurs in the computer software industry generally, and were a significant amount of unauthorized production of our CD-ROM products to occur, we could be materially and adversely affected.

THE INTERACTIVE ENTERTAINMENT INDUSTRY IS CONSOLIDATING. IN MAKING ACQUISITIONS, WE FACE SIGNIFICANT COMPETITION FROM OTHER COMPANIES WITH GREATER FINANCIAL RESOURCES.

               Consistent with our strategy to enhance our distribution and product development capabilities, we intend to continue to pursue acquisitions of companies, intellectual property rights and other assets that can be acquired on acceptable terms and which we believe can be operated or exploited profitably.

               As the interactive entertainment industry continues to consolidate, we face significant competition in making acquisitions, which may constrain our ability to complete suitable transactions. This is particularly of concern for us because many of our competitors for potential acquisitions, such as Microsoft Corporation and Hasbro Inc., have significant financial and other resources.

WE MUST CONFRONT OTHER CONSEQUENCES OF THE INTENSE COMPETITION IN OUR INDUSTRY.

               The interactive entertainment industry is intensely competitive. Significant elements of this competition include the following:

               - We compete, for both licenses to properties and the sale of games, with the manufacturers. Each of the manufacturers is the largest developer and marketer of titles for its platforms. As a result of their commanding positions in the industry, the manufacturers generally have better bargaining positions with respect to retail pricing, shelf space and retailer accommodations than do any of their licensees, including us.

               - Some of our other competitors have greater name recognition among consumers and licensors of properties; a broader product line; or greater financial, marketing and other resources than us. Accordingly, these competitors may be able to market their products more effectively or make larger offers or guarantees in connection with the acquisition of licensed properties.

               - We believe that large toy companies and large software companies are increasing their focus on the interactive entertainment market, which might result in greater competition for us. In addition, many of our competitors are developing on-line interactive games and interactive networks that will be competitive with our interactive products.

               Competitive pressures could have the following effects on us:

               - As competition for popular properties increases, our cost of acquiring licenses for such properties may increase, resulting in reduced margins.

               - As competition for retail shelf space becomes more intense, we may need to increase our marketing expenditures to maintain sales of our games.

               - We could be required to reduce the wholesale unit prices of our games.

FLUCTUATIONS IN STOCK PRICE

               The market price of our common stock has experienced and may continue to experience wide fluctuations. Factors affecting our stock price may include:

               -      Actual or anticipated variations in our operating results;

               -      Variations in the level of market acceptance of our titles

               -      Delays and timing of product introductions;

               - Changes in recommendations or earning estimates by securities analysts;

               -      Conditions and trends in our industry; or

               -      General market or economic conditions.


RECENT DEVELOPMENTS

               On May 24, 2000, we announced that we expect operating results for the second quarter of 2000 and for the year ending December 31, 2000 to be lower than analysts' estimates. We attribute our lower than expected operating results to several factors and uncertainties in the market, including:

               - Substantial investments in marketing and product development to support THQ's expanding line of branded products for the next generation of hardware systems, including PlayStation 2.

               - An anticipated slowdown in the overall Nintendo 64 and PlayStation markets as consumers shift attention to new hardware systems; and

               - The strong dollar and infrastructure costs associated with opening new offices in foreign markets.

Because of these and other factors affecting our operating results and financial condition, past financial performance should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

                                   THE COMPANY

               We develop, publish and distribute interactive entertainment software for the leading hardware platforms in the home video game market. We currently publish titles for Sony's PlayStation, Nintendo 64, Nintendo Game Boy and Game Boy Color, and PC's in most software genres, including action, adventure, driving, fighting, puzzle, role playing, simulation, sports and strategy. Our customers include Wal-Mart, Toys "R" Us, Kay Bee Toys, Target, Electronics Boutique, Best Buy and other national and regional retailers, discount store chains and specialty retailers.

               Our titles are developed both internally and under contract with independent developers, and are typically based on properties licensed from third parties. We continually seek to identify and develop titles based on entertainment projects, sports and entertainment personalities, or popular sports, trends or concepts that have high public visibility or recognition or that reflect the trends of popular culture. Other than titles that we may release on CD-ROM for use on PC's, all of our products consist of cartridges and CD-ROMs manufactured for us by Nintendo and Sony.

                                 USE OF PROCEEDS

               We will not receive any of the proceeds from the sale of the shares offered pursuant to this prospectus. All of such proceeds will be received by the selling shareholders.

                              SELLING SHAREHOLDERS

               The following table sets forth the selling shareholders' beneficial ownership of the shares offered pursuant to this prospectus.

               Mr. Broderick is the President of Genetic Anomalies, Inc., which we acquired on December 13, 1999. Mr. Johnson is the Vice President - Engineering and Mr. Margil is the Vice President - Product Development of Genetic Anomalies, Inc.

               The shares being offered by each of the selling shareholders constitutes less than one percent of the aggregate number of shares of common stock outstanding as of the date of this prospectus. The number of shares indicated as beneficially owned by each selling shareholder includes shares underlying options exercisable by such selling shareholder within 60 days of June 30, 2000.


Name of Selling       Shares Beneficially
   Shareholder         Owned Prior to
                        the Offering             Shares Being Offered
----------------   ------------------------   ----------------------------------
Shawn Broderick           62,512                        29,029

Michael Johnson           50,010                        23,223

David Margil              25,779                        11,611

George Moromisato         29,043                        14,521

Peter Bodenheimer            145                            72

                                                             Shares Beneficially
Name of Selling                                                  Owned Prior to
  Shareholder                                                     the Offering            Shares Being Offered
----------------                                            ------------------------    ----------------------
Bradley Feld                                                          3,608                       3,608

Stanley Feld                                                          1,340                         670

Paul Bader                                                              294                         147

Infinite Ventures, Inc.                                                 166                          83

Broadway Landmarks, Inc.                                                353                         176

David Pollak                                                            267                         133

Colby Welch                                                              42                          21

Fiscal Services International Limited Re:  Ingram                    12,581                      12,581
Family Trust

Jerema Wolosenko                                                      1,476                         738

William Herman                                                       10,720                       5,360

Sean O'Sullivan, Trustee for Sean O'Sullivan Revocable                5,360                       2,680
Living Trust

Gaumnitz Family L.P.                                                  4,020                       2,010

Anthony Baudanza                                                      4,020                       2,010

Gabriel Goncalves                                                     2,680                       1,340

Howard Brenner                                                        5,412                       1,000
                                                                    -------                     -------
        TOTAL                                                       219,828                     111,013


                              PLAN OF DISTRIBUTION

               The selling shareholders may offer the shares at various times in one or both of the following transactions:

               - through brokers or dealers, acting as principal or agent, in transactions on the NASDAQ National Market or on stock exchanges in ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or otherwise; and/or

                - directly, or indirectly through brokers or agents, in private sales at negotiated prices.

               This prospectus may be supplemented or amended from time to time to describe a specific plan of distribution.

               In connection with the distribution of the shares or otherwise, the selling shareholders may:

               - enter into hedging transactions with broker-dealers or other financial institutions; in connection with such transactions, broker-dealers or other financial institutions may engage in short sales of common stock in the course of hedging the positions they assume with a selling shareholder;

               - sell common stock short and redeliver the shares to close out such short positions; and/or

               - enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of the shares. Those broker-dealers or other financial institutions may resell the shares pursuant to this prospectus, as supplemented or amended to reflect such transaction.

               The selling shareholders may from time to time transfer shares to a donee, successor or other person other than for value, and such transfers will not be made pursuant to this prospectus. To the extent permitted by applicable law, this prospectus covers sales by such transferee. We may in our discretion supplement or amend this prospectus to include such transferee as an additional named selling shareholder.

               In effecting sales of the shares, brokers or dealers engaged by a selling shareholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive compensation in the form of commissions or discounts from a selling shareholder and may receive a commission from the purchasers of the shares for whom such broker-dealers may act as agents, all in amounts to be negotiated.

               The selling shareholders and all dealers or agents, if any, who participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. Any profit on the sale of such shares by such shareholder, and all discounts, commissions or concessions received by such dealers or agents, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

               Upon being notified by a selling shareholder that any agreement or arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering or secondary distribution or a purchase by a broker-dealer, to the extent required by applicable law we will distribute a supplement to this prospectus.

               Shares that qualify for sale pursuant to Rule 144 of the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

               We have agreed to bear the expenses of registration of the shares and other costs and expenses incurred by the selling shareholders in connection with the sale of the shares. However, we will not pay any discounts, commissions or fees of selling brokers or similar securities industry professionals and any fees and expenses of counsel and accountants for the selling shareholders.

                                LEGAL PROCEEDINGS

               Two individual shareholders have filed essentially identical purported class actions in the United States District Court for the Central District of California (Thomas E. Wiener, et al. v. THQ Inc., et al., Case No. 00-01783 AHM (C.D. Cal.) and John H. Cottrell, et al. v. THQ Inc., et al., Case No. 00-02264 GAF (C.D. Cal.)) alleging that we and certain of our directors and senior officers violated Section 10(b) of the Securities and Exchange Act of 1934 and SEC Rule 10b-5. Each case seeks class action status on behalf of all individuals who purchased our shares of common stock between October 26, 1999 and February 10, 2000. Each complaint alleges that we issued false and misleading statements about our financial results and prospects during the class period, and that the individual defendant directors and officers participated in the alleged scheme so as to sell their personal shares at inflated prices. We believe the claims are without merit, and intend to vigorously defend against them.

                                  LEGAL MATTERS

               Certain legal matters with respect to the validity of the shares have been passed upon for us by Sidley & Austin, Los Angeles, California. Attorneys at Sidley & Austin participating in matters for us own approximately 15,000 shares of our common stock.

                                     EXPERTS

               The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K/A for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



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